Exhibit 99.1

ESSA to present at Bloom Burton & Co. Healthcare Investor Conference 2018

HOUSTON and VANCOUVER, April 26, 2018 /CNW/ - ESSA Pharma Inc. (TSX-V: EPI, NASDAQ: EPIX) ("ESSA" or the "Company"), a pharmaceutical company focused on the development of novel small molecule drugs for the treatment of prostate cancer, today announced that David R. Parkinson, President and Chief Executive Officer, will present at the Bloom Burton & Co. Healthcare Investor Conference 2018 on Wednesday, May 2nd, at 10:00am Eastern Time, at the Sheraton Centre Toronto Hotel in Toronto, Canada.

Dr. Parkinson will provide a corporate overview of the Company's business and will be available for one-on-one meetings during the conference.  ESSA's Chief Operating Officer, Peter Virsik, and Chief Financial Officer, David S. Wood, will be also in attendance.

The presentation will be webcast live.  To access the webcast, please visit http://wsw.com/webcast/bloomburton3/epi/.  The webcast replay will remain available on the Company's website (www.essapharma.com) for 90 days following the live presentation.

Event:	Bloom Burton & Co. Healthcare Investor Conference 2018
Presentation Date:	Wednesday, May 2, 2018
Presentation Time:	10:00am Eastern Time
Location:	Sheraton Centre Toronto Hotel, Toronto, Canada
Webcast:	http://wsw.com/webcast/bloomburton3/epi/

About ESSA Pharma Inc.:
ESSA is a pharmaceutical company focused on developing novel and proprietary therapies for the treatment of castration-resistant prostate cancer ("CRPC") in patients whose disease is progressing despite treatment with current therapies. ESSA believes that its proprietary compounds can significantly expand the interval of time in which patients suffering from CRPC can benefit from hormone- based therapies, by disrupting the androgen receptor ("AR") signaling pathway that drives prostate cancer growth and by preventing AR transcriptional activity by binding selectively to the N-terminal domain ("NTD") of the AR. A functional NTD is essential for transactivation of the AR. In preclinical studies, blocking the NTD has demonstrated the capability to overcome the known AR-dependent mechanisms of CRPC. ESSA was founded in 2009.

About Bloom Burton & Co.:
Bloom Burton & Co. is a firm dedicated to accelerating returns in healthcare for both investors and companies. Bloom Burton has an experienced team of medical, scientific, pharmaceutical, legal and capital markets professionals who perform a deep level of diligence, which combined with our creative and entrepreneurial approach, assists our clients in achieving the right monetization events. Bloom Burton and its affiliates provide capital raising, M&A advisory, equity research, business strategy and scientific consulting, advisory on direct investing and company creation and incubation services. Bloom Burton Securities Inc. is a member of the Investment Industry Regulatory Organization of Canada (IIROC) and is also a member of the Canadian Investor Protection Fund (CIPF).

About the Conference:
The Bloom Burton & Co. Healthcare Investor Conference brings together US, Canadian & international investors who are interested in the latest developments in the Canadian healthcare sector.  Attendees will have an opportunity to obtain corporate updates from the premier Canadian publicly-traded and private companies through presentations and private meetings.

About Prostate Cancer:
Prostate cancer is the second-most commonly diagnosed cancer among men and the fifth most common cause of male cancer death worldwide (Globocan, 2012). Adenocarcinoma of the prostate is dependent on androgen for tumor progression and depleting or blocking androgen action has been a mainstay of hormonal treatment for over six decades. Although tumors are often initially sensitive to medical or surgical therapies that decrease levels of testosterone, disease progression despite castrate levels of testosterone generally represents a transition to the lethal variant of the disease, mCRPC. Most patients ultimately succumb to the illness. The treatment of mCRPC patients has evolved rapidly over the past five years. Despite these advances, additional treatment options are needed to improve clinical outcomes in patients, particularly those who fail existing treatments including abiraterone or enzalutamide, or those who have contraindications to receive those drugs. Over time, patients with mCRPC generally experience continued disease progression, worsening pain, leading to substantial morbidity and limited survival rates. In both in vitro and in vivo animal studies, ESSA's novel approach to blocking the androgen pathway has been shown to be effective in blocking tumor growth when current therapies are no longer effective.

Forward-Looking Statement Disclaimer:
This release contains certain information which, as presented, constitutes "forward-looking information" within the meaning of the Private Securities Litigation Reform Act of 1995 and/or applicable Canadian securities laws. Forward-looking information involves statements that relate to future events and often addresses expected future business and financial performance, containing words such as "anticipate", "believe", "plan", "estimate", "expect", and "intend", "potential", "promising", "refocus", statements that an action or event "may", "might", "could", "should", or "will" be taken or occur, or other similar expressions and includes, but is not limited to, statements about the consolidation of the common shares of the Company.

Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of ESSA to control or predict, and which may cause ESSA's actual results, performance or achievements to be materially different from those expressed or implied thereby. Such statements reflect ESSA's current views with respect to future events, are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by ESSA as of the date of such statements, are inherently subject to significant medical, scientific, business, economic, competitive, political and social uncertainties and contingencies. In making forward looking statements, ESSA may make various material assumptions, including but not limited to (i) the accuracy of ESSA's financial projections; (ii) obtaining positive results of clinical trials; (iii) obtaining necessary regulatory approvals; and (iv) general business, market and economic conditions.

Forward-looking information is developed based on assumptions about such risks, uncertainties and other factors set out herein and in ESSA's Annual Report on Form 20-F dated December 11, 2017 under the heading "Risk Factors", a copy of which is available on ESSA's profile on the SEDAR website at www.sedar.com, ESSA's profile on EDGAR at www.sec.gov, and as otherwise disclosed from time to time on ESSA's SEDAR profile. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and ESSA undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as may be required by applicable Canadian and United States securities laws. Readers are cautioned against attributing undue certainty to forward-looking statements.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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SOURCE ESSA Pharma Inc

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%CIK: 0001633932

For further information: David S. Wood, Chief Financial Officer, Contact: (778) 331-0962; Peter Virsik, Executive Vice President & Chief Operating Officer, Contact: (650) 449 - 8400

CO: ESSA Pharma Inc

CNW 07:00e 26-APR-18